Exhibit 21. Subsidiaries of Registrant

Name	Parent Company	State of Incorporation
Atlantic Coast Federal	Atlantic Coast Federal Corporation	Federal

First Community Financial Services, Inc.	Atlantic Coast Federal	Georgia

Atlantic Coast Holdings, Inc.	Atlantic Coast Federal	Nevada

Coastal Properties, Inc.	Atlantic Coast Holdings, Inc.	Maryland